U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                                  (Check One):

      [X] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

                          For the Period Ended: December 31, 2003

                 [ ]   Transition Report on Form 10-K
                 [ ]   Transition Report on Form 20-F
                 [ ]   Transition Report on Form 11-K
                 [ ]   Transition Report on Form 10-Q
                 [ ]   Transition Report on Form N-SAR

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                          Part I - Registrant Information

                             Multi-Tech International, Corp.
                                Full Name of Registrant


                               Former Name if Applicable

                              9974 Huntington Park Drive
                       Address of Principal Executive Office

                              Strongsville, OH 44136-2516
                                City, State and Zip Code

                       Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management, is still working to complete the necessary financial reports for the period ended December 31, 2003. As a result, additional time is needed to file the report.

                         Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

                    David F. Hostelley     (440) 759-7470
                         (Name)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months
(or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Multi-Tech International, Corp.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2004             By: /s/ David F. Hostelley,
                                --------------------------------
                             David R. Hostelley, Interim President
                             9974 Huntington Park Drive
                             Strongsville, OH 44136-2516